Filed by Urstadt Biddle Properties Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Urstadt Biddle Properties Inc.

Commission File No.: 001-12803

321 Railroad Avenue, Greenwich, CT 06830

Tel: 203-863-8200 / Fax: 203-861-6755 / Website: www.ubproperties.com

(New York Stock Exchange Symbols: UBA and UBP)

Dear UBP Team,

Earlier today, Urstadt Biddle Properties Inc. (“we” or the “Company”) announced we have entered into a definitive agreement to merge with Regency Centers Corporation (“Regency”), a preeminent owner, operator and developer of shopping centers located in key suburban trade areas across the United States. The merger will result in a combined company that showcases a portfolio of over 480 properties, and will operate under Regency’s ticker symbol “REG” on the Nasdaq Stock Market.

This decision was not made lightly, and we believe it is the right one. Regency not only shares our strategic vision, but it also offers a platform that allows us to attain that vision on a national scale. Please refer to the joint press release that was issued today to better understand the exciting future of the combined company.

Once the proposed transaction closes (currently expected late in the third quarter or early in the fourth quarter of 2023, subject to the receipt of approval of the Company’s stockholders and satisfaction of other customary closing conditions), Regency’s executive team will lead the combined company. Regency holds many of the same core values that we do, the most prominent being the importance of its people. Regency is excited to welcome many of you to join their team as it expands its presence in the New York City suburbs and throughout the Northeast. As members of a larger national team with tremendous resources, I’m confident this merger will lead to greater opportunities for many of you. For those of you who may not remain employed at the new company, separation benefits have been secured for you, as you will read in the Employee FAQs attached to this letter. Also, my door will always be open to you, and I, together with the rest of senior management, will do our best to answer your questions.

Until the transaction closes, it is business as usual, with the Company and Regency continuing to operate as separate and distinct companies. We will endeavor to make the integration process as smooth as possible for employees, tenants, partners and other stakeholders.

This announcement will likely lead to increased media interest in the Company. It is important that we speak with one voice, so please refrain from commenting and refer all media inquiries to John and me for appropriate handling.

I am sure it will take some time for you to fully digest this news. We have a wonderful team that has built and transformed what was a collection of a few shopping centers into the great portfolio we have today. While I have mixed emotions after 30 years of tenure with the Company that you all helped to build, I am excited for the future of our Company. On behalf of our Board of Directors and our management team, thank you for your continued hard work and dedication to the Company. I hope you share our enthusiasm as we embark on this exciting new path.

Sincerely,

Willing L. Biddle

Chief Executive Officer

URSTADT BIDDLE PROPERTIES INC.

EMPLOYEE FAQS

1)	What was announced today?

•

We have entered into a definitive agreement to merge with Regency Centers Corporation (“Regency”), a preeminent owner, operator, and developer of shopping centers located in key suburban trade areas across the United States.

•	Merging these neighborhood and community shopping centers results in a highly complementary portfolio of assets and a broader pipeline of value-enhancing growth and redevelopment opportunities.

2)	Who is Regency?

•	Similar to Urstadt Biddle Properties Inc. (the “Company”), Regency is a high quality shopping center REIT based in Jacksonville, FL.

•	As of March 31, 2023, Regency’s portfolio comprised 404 properties totaling approximately 51.1 million square feet of gross leasable area.

•	The alignment of our respective portfolios opens the combined organization to new avenues of growth that is expected to benefit all our stakeholders.

3)	How will the combined company be structured and what will the portfolio look like?

•

When the transaction closes, the combined company will own a diverse collection of 481 neighborhood and community shopping centers comprising over 56.4 square feet of gross leasable area. These properties will be primarily concentrated in California, Florida and the New York metropolitan area, where we continue to see strong demand from retailers for the type of neighborhood and community shopping centers that we own.

•	The combined company will retain the Regency Centers Corporation name, continue to trade under the same ticker symbol on Nasdaq Stock Market and be led by Regency’s management team.

4)	How will this transaction impact me and what can I expect until the transaction is closed?

•

We expect the integration process will be smooth and streamlined, with minimal interruption to our day-to-day operations. The integration of the respective parties’ team members will be reviewed and solidified over the coming months in anticipation of the closing of the merger. Until then, it is business as usual, with the Company and Regency continuing to operate as separate and distinct companies, and all of the Company’s policies and practices will continue in the ordinary course. We are committed to keeping you informed as we evaluate and consider the best approaches to policies and practices going forward. We are counting on each of you to focus on continued operational excellence and meeting our stockholders’ and tenants’ needs.

5)	When do you expect the transaction to close?

•	We expect the transaction to close during the second half of 2023, subject to approval of the Company stockholders and other customary closing conditions.

6)	Will there be layoffs?

•

Integration planning will soon begin, and as we go through this process, we will work to determine the resources needed for the combined organization. We are committed to keeping you informed as we evaluate and consider the best approaches to integration and expect decisions will be made as quickly as possible.

7)	If my position is eliminated in the twelve months after the transaction closes, will severance pay be offered?

•

If you experience a qualifying termination under the Company’s Change in Control Severance Plan (the “CIC Severance Plan”) in the twelve months after the transaction closes, you may be eligible to receive a severance payment pursuant to the CIC Severance Plan. The severance payment, if any, will be equal to two weeks of your base salary multiplied by your whole years of service, provided that the severance payment will be at least six weeks of pay and at most 26 weeks of pay. In order to receive the severance payment, you must timely execute and not revoke (if applicable), a general waiver and release of claims in favor of the Company.

8)	If my employment is terminated as a result of this transaction, what will happen to my medical benefits?

•

If you timely and properly elect COBRA health continuation, you generally are eligible by law to continue your health insurance coverage for a period of 18 months following your termination, at your own expense. If you are eligible for benefits under the Company’s CIC Severance Plan and timely and properly elect COBRA health continuation, the Company will pay the employer portion of your premiums until the earlier of (i) six months following your termination and (ii) the date when you become eligible for substantially equivalent health insurance.

9)	If my employment is terminated as a result of this transaction, what will happen to my 401(k) benefits?

•

Any vested amounts in the 401(k) plan belong to you and cannot be lost or forfeited as a result of your termination of employment. Details regarding how the plan will be administered going forward will be provided once available.

10)	What will happen with my Company stock?

•

Your unvested restricted stock will be fully vested immediately prior to the closing of the transaction, and each share of your vested restricted will be converted automatically into 0.347 of a share of Regency common stock at the closing of the transaction.

11)	How does this affect our retail tenants?

•	The transaction does not affect the Company’s existing lease agreements – it remains business as usual.

12)	What can I tell our tenants?

•	We are still working out the details of the tenant communication strategy and more information will be provided soon.

•	If you are contacted by a tenant, you should reiterate that it is business as usual and that the Company values and remains committed to its relationship with them.

13)	I know a few people at Regency; should I reach out to them or stop by their property?

•

We are coordinating communication between the companies through both companies’ executive leadership teams and will keep you posted on our plans to make introductions, conduct group meetings, and create similar opportunities for everyone to meet. We ask that you please let this process play out and not reach out directly.

14)	When will I receive additional information on the transaction?

•

For now, it remains business as usual, and you should continue to focus on executing your daily responsibilities and ensuring our tenants are well served. We will update you as information becomes available.

15)	What should I do if the media calls?

•	It is important that we speak in one voice, so please refrain from commenting and refer all media inquiries to John or I.

16)	Whom should I contact if I have more questions about the transaction and what it means for me?

Please talk with your direct supervisor or me, Stephan or John.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Certain statements in this document regarding anticipated financial, business, legal or other outcomes including business and market conditions, outlook and other similar statements relating to the proposed transaction between Regency and UBP or Regency’s and UBP’s future events, developments or financial or operational performance or results are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “could,” “can”, “should,” “plan”, “seek”, “would,” “expect,” “estimate,” “believe,” “intend,” “forecast,” “project,” “anticipate,” “continue”, “guidance,” or variations of such words and other similar language and the negatives of such words. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking. While we believe these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. These forward-looking statements are based on certain assumptions and analyses made by Regency or UBP in light of their respective experiences and their respective perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance these expectations will be attained, and it is possible actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Our and Regency’s operations are subject to a number of risks and uncertainties including, but not limited to, those risk factors described in our respective SEC filings. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and our other filings and submissions to the SEC. If any of the events described in the risk factors actually occur, our respective businesses, financial condition or operating results, as well as the market price of our respective securities, could be materially adversely affected. Forward-looking statements are only as of the date they are made, and UBP undertakes no duty to update its forward-looking statements, whether as a result of new information, future events or developments or otherwise, except as to the extent required by law. These risks and events include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between Regency and UBP; the effect of the announcement of the proposed transaction on the ability of Regency and UBP to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; Regency’s and UBP’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; failure to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto, including significant transaction costs and/or unknown or inestimable liabilities, risks related to diverting the attention of Regency and UBP management from ongoing business operations and the risk of stockholder litigation in connection with the proposed transaction; risk factors related to the integration of the two companies and the future opportunities and plans for the combined company; risk factors related to the current economic environment; risk factors related to pandemics or other health crises; risk factors related to operating retail-based shopping centers; risk factors related to real estate investments; risk factors related to the environment affecting Regency’s and UBP’s properties; risk factors related to corporate matters; risk factors related to our respective partnerships and joint ventures; risk factors related to funding strategies and capital structure; risk factors related to the market price for our respective common stock and other securities; and risk factors related our respective qualifications as a REIT.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Regency’s and UBP’s respective periodic reports and other filings with the SEC, including the risk factors identified in Regency’s and UBP’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Regency nor UBP undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Regency intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of UBP and that also constitutes a prospectus of Regency. Each of Regency and UBP may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Regency or UBP may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of UBP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Regency, UBP and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Regency will be available free of charge on Regency’s website at https://investors.regencycenters.com/ or by requesting copies by mail from Investor Relations, Regency Centers Corporation, One Independent Drive, Suite 114, Jacksonville, FL 32202-5019. Copies of the documents filed with the SEC by UBP will be available free of charge on UBP’s website at https://investors.ubproperties.com/ or by requesting copies by mail from Secretary, Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, CT 06830.

Participants in the Solicitation

Regency, UBP and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Regency, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Regency’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2023, and Regency’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Information about the directors and executive officers of UBP, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in UBP’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on February 7, 2023 and UBP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the SEC on January 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Regency or UBP using the sources indicated above.